Filed Pursuant to Rule 433

File No. 333-178706

FINAL TERM SHEET

Dated April 15, 2014

WAL-MART STORES, INC.

$500,000,000 1.000% Notes Due 2017

$1,000,000,000 3.300% Notes Due 2024

$1,000,000,000 4.300% Notes Due 2044

Name of Issuer:	Wal-Mart Stores, Inc. (“Walmart”)

Title of Securities:	1.000% Notes Due 2017 (“2017 Notes”)

3.300% Notes Due 2024 (“2024 Notes”)

4.300% Notes Due 2044 (“2044 Notes”)

Aggregate Principal Amount:	$500,000,000 (2017 Notes)

$1,000,000,000 (2024 Notes)

$1,000,000,000 (2044 Notes)

Issue Price (Price to Public):	99.985% of principal amount (2017 Notes)

99.612% of principal amount (2024 Notes)

99.349% of principal amount (2044 Notes)

Maturity:	April 21, 2017 (2017 Notes)

April 22, 2024 (2024 Notes)

April 22, 2044 (2044 Notes)

Coupon (Interest Rate):	1.000% (2017 Notes)

3.300% (2024 Notes)

4.300% (2044 Notes)

Benchmark Treasury:	0.875% due April 15, 2017 (2017 Notes)

2.750% due February 15, 2024 (2024 Notes)

3.750% due November 15, 2043 (2044 Notes)

Spread to Benchmark Treasury:	17 basis points (2017 Notes)

73 basis points (2024 Notes)

90 basis points (2044 Notes)

Benchmark Treasury Price and Yield:	100-03 3⁄4; 0.835% (2017 Notes)

101-05; 2.616% (2024 Notes)

105-23+; 3.439% (2044 Notes)

Yield to Maturity:	1.005% (2017 Notes)

3.346% (2024 Notes)

4.339% (2044 Notes)

Interest Payment Dates:	Interest will accrue from April 22, 2014.

Interest on the 2017 Notes will be payable on April 21 and October 21 of each year, beginning on October 21, 2014.

Interest on the 2024 Notes will be payable on April 22 and October 22 of each year, beginning on October 22, 2014.

Interest on the 2044 Notes will be payable on April 22 and October 22 of each year, beginning on October 22, 2014.

Interest Payment Record Dates:	In the case of the 2017 Notes, April 7 and October 7 of each year.

In the case of the 2024 Notes, April 8 and October 8 of each year.

In the case of the 2044 Notes, April 8 and October 8 of each year.

Redemption Provisions:	There are no redemption provisions applicable to the 2017 Notes.

At any time prior to January 22, 2024, in the case of the 2024 Notes, and at any time prior to October 22, 2043, in the case of the 2044 Notes, Walmart may redeem such at its option, either as a whole or in part, at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, and

• the sum of the present values of the Remaining Scheduled Payments, plus accrued and unpaid interest to, but excluding, the redemption date.

In determining the present value of the Remaining Scheduled Payments, Walmart will discount such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Applicable Treasury Rate plus, in the case of the 2024 Notes, 12.5 basis points, and, in the case of the 2044 Notes, 15 basis points.

The term “Applicable Treasury Rate” means with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue. In determining this rate, Walmart will assume a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The term “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing a new issue of corporate debt securities of comparable maturity to the remaining term of such Notes.

The term “Independent Investment Banker” means each of Citigroup Global Markets Inc., Goldman, Sachs & Co., or J.P. Morgan Securities LLC and their respective successors as may be appointed from time to time by Walmart; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer (a “Primary Treasury Dealer”), Walmart shall substitute therefor another Primary Treasury Dealer.

The term “Comparable Treasury Price” means, with respect to any redemption date, the arithmetic average, as determined by the Independent Investment Banker, of the Reference Treasury Dealer Quotations for such redemption date.

The term “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer by 5:00 p.m., New York City time, on the third business day preceding such redemption date.

The term “Reference Treasury Dealer” means each of Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, Walmart shall substitute therefor another Primary Treasury Dealer.

The term “Remaining Scheduled Payments” means with respect to any 2024 Note or 2044 Note, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

The 2024 Notes will also be redeemable, in whole or in part, at the option of the Company at any time on or after January 22, 2024, at a redemption price equal to 100% of the principal amount of the 2024 Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The 2044 Notes will also be redeemable, in whole or in part, at the option of the Company at any time on or after October 22, 2043, at a redemption price equal to 100% of the principal amount of the 2044 Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Any notice of redemption must be mailed to each registered holder of the 2024 Notes and/or the 2044 Notes being redeemed at least 30 days but not more than 60 days prior to the redemption date.

Sinking Fund Provisions:	None

Payment of Additional Amounts:	Not applicable

Legal Format:	SEC registered

Net Proceeds to Walmart

(after underwriting discounts and

commissions and before offering expenses):	$498,675,000 (2017 Notes)

$991,620,000 (2024 Notes)

$984,740,000 (2044 Notes)

Settlement Date:	T + 4; April 22, 2014

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

BBVA Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Selling Restrictions:	European Economic Area, United Kingdom, Hong Kong, Japan, Singapore

CUSIP:	931142 DN0 (2017 Notes)

931142 DP5 (2024 Notes)

931142 DQ3 (2044 Notes)

ISIN:	US931142DN05 (2017 Notes)

US931142DP52 (2024 Notes)

US931142DQ36 (2044 Notes)

Ratings: Ratings for Walmart’s long-term debt securities: S&P, AA; Moody’s, Aa2; and Fitch, AA. Walmart will apply for specific ratings for the 2017 Notes, the 2024 Notes and the 2044 Notes from S&P, Moody’s and Fitch and expects that the ratings for the Notes will be the same as for Walmart’s other long-term debt securities by such rating agencies.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The offer and sale of the Notes to which this final term sheet relates have been registered by Wal-Mart Stores, Inc. by means of a registration statement on Form S-3 (SEC File No. 333-178706).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

5